Mail Stop 4561

January 5, 2010

Roy Zisapel
Chief Executive Officer
Radware Ltd.
22 Raoul Wallenberg Street
Tel Aviv, Israel 69710

Re: **Radware Ltd.**
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 25, 2009
File No. 000-30324

Dear Mr. Zisapel:

Our records indicate that we issued a comment letter to you on the above captioned filing on October 29, 2009 in response to your letter dated September 30, 2009. Pursuant to a telephone conversation with Ernest S. Wechsler of Kramer Levin Naftalis & Frankel LLP on January 5, 2010, we understand that the company did not receive the comment letter. As of the date of this letter, one comment remains outstanding and unresolved. For your convenience, we have reprinted the comment below.

If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 19. Exhibits

1.   We note your response to prior comment 14. Please provide us a quantitative analysis and specific information as to the nature of the agreement with U.S.R. Electronics Systems Ltd. to support your conclusion that you are not substantially dependent upon this supplier. For instance, tell us the duration of the agreement, whether the agreement includes a continuing commitment or obligation to buy circuit boards from U.S.R, and the largest part of your requirements for goods and services represented by the agreement. We note your disclosure that the circuit boards provided by U.S.R. are a principal component used in the manufacture of your products. Further, explain your conclusion that you are not substantially

dependent upon U.S.R. because "there are alternative suppliers of circuit boards." For instance, tell us how long it would take you to select an alternate supplier, qualify the alternate supplier, and obtain satisfactory quality control standards to obtain the necessary components. Also address any potential delays and production quality difficulties that you would encounter with the selection and use of an alterative supplier.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief